May 23, 2024

Kathleen Krebs and Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: AtomBeam Technologies Inc.

Offering Statement on Form 1-A

Filed March 27, 2024
File No. 024-12417

Dear Ms. Krebs and Mr. Derby,

We acknowledge receipt of the comment in your letter dated April 23, 2024 regarding the Offering Circular of AtomBeam Technologies Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A General

1. Please revise Item 4 of Part I of your Form 1-A to include the bonus shares in the number of securities being offered. In addition, refer to Securities Act Rule 251(a) and its note regarding the calculation of the aggregate offering price. Note that in this context, the per share offering price of the securities being offered will include the processing fee investors are required to pay to StartEngine Primary, and the value of the bonus shares will equal your per share offering price.

The Company has revised Item 4 as requested by the Staff.

Risk Factors
Your investment could be illiquid for a long time, page 11

2. You indicate that there will be restrictions on the resale of the securities being offered for twelve months following a person's investment. Please clarify there are no restrictions on resale of the securities being offered pursuant to this offering under Regulation A.

The Company has revised the risk factor as requested by the Staff.

The exclusive forum provisions in the subscription agreement may have the effect of limiting an investor's ability to bring legal action..., page 12

3. You indicate that the subscription agreement contains an exclusive federal forum provision for claims brought under the Securities Act. Please clarify whether claims under the Securities Act must be brought in Delaware federal courts. Also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company notes that such claims can be brought in state or federal court and has revised the risk factor accordingly to designate state and federal courts in Delaware as the exclusive forum.

Plan of Distribution
Perks and Additional Bonus Shares, page 19

4. You indicate that reservation holders in the company’s testing the waters page hosted on the StartEngine Crowdfunding platform will receive 5% bonus shares. Please revise to provide a more complete discussion of the Reservation Bonus program and any applicable requirements. As part of your disclosure, clarify whether reservation holders are required to reserve a set number of shares or dollar amount, and if they are required to invest the same or more than the amount reserved to receive the Reservation Bonus.

The Company has expanded and revised the disclosure as requested by the Staff.

The Company's Securities
Forum selection provisions, page 41

5. The description of the exclusive forum provisions in the risk factor on page 12 indicates that your subscription agreement contains an exclusive federal forum provision for claims brought under the Securities Act. If true, please revise your disclosure here to be consistent with the disclosure in your risk factor.

The Company has revised the disclosure on page 41 to ensure consistency with the risk factor as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of AtomBeam Technologies Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Charles Yeomans, Chairman and Chief Executive Officer AtomBeam Technologies Inc.